UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Grupo Financiero Galicia S.A.
(Name of Issuer)

Class B Ordinary Shares, par value Ps. 1.00 per share
(Title of Class of Securities)

399909100**

(CUSIP Number)

December 6, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	This CUSIP number has been assigned to the Issuer’s American Depositary Shares (“ADSs”), which are listed on the Nasdaq Capital Market under the symbol “GGAL.” Each ADS represents ten (10) Class B Ordinary Shares of the Issuer. There is no CUSIP number assigned to the Class B Ordinary Shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399909100	Schedule 13G	Page 1 of 4 Pages

1.	Names of reporting persons HSBC Holdings plc
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Incorporated in England with limited liability

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 115,064,730(1)(2)
	6.	Shared voting power 0
	7.	Sole dispositive power 115,064,730(1)(2)
	8.	Shared dispositive power 0

9.	Aggregate amount beneficially owned by each reporting person 115,064,730
10.	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 8.8%(2)
12.	Type of reporting person (see instructions) HC

(1)	Consists of 115,064,730 Class B Ordinary Shares held in the form of 11,506,473 American Depositary Shares (each representing ten (10) Class B Ordinary Shares). See Item 4 below.

(2)	See Item 4 below.

CUSIP No. 399909100	Schedule 13G	Page 2 of 4 Pages

Item 1(a). Name of Issuer.

Grupo Financiero Galicia S.A. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices.

Grupo Financiero Galicia S.A.

Tte. Gral. Juan D. Perón 430, 25th Floor

C1038 AAJ – Ciudad Autónoma de Buenos Aires, Argentina

Item 2(a). Name of Person(s) Filing.

This Schedule 13G is being filed by HSBC Holdings plc (the “Reporting Person”).

This Schedule 13G relates to the Class B Ordinary Shares, par value Ps. 1.00 per share, of the Issuer (the “Class B Ordinary Shares”).

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

Item 2(b). Address of Principal Business Office or, if none, Residence.

The address of the principal business office of the Reporting Person is 8 Canada Square, London E14 5HQ, United Kingdom.

Item 2(c). Citizenship.

United Kingdom.

Item 2(d). Title of Class of Securities.

Class B Ordinary Shares, par value Ps. 1.00 per share, which may be represented by American Depositary Shares, each representing ten (10) Class B Ordinary Shares (“ADSs”).

Item 2(e). CUSIP Number.

399909100, as assigned to the ADSs, which are listed on the Nasdaq Capital Market under the symbol “GGAL.” There is no CUSIP number assigned to the Class B Ordinary Shares.

Item 3. If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 115,064,730.
(b)	Percent of class: 8.8%.
(c)	Number of shares as to which the person has
(i)	Sole power to vote or to direct the vote 115,064,730.
(ii)	Shared power to vote or to direct the vote 0.
(iii)	Sole power to dispose or to direct the disposition of 115,064,730.
(iv)	Shared power to dispose or to direct the disposition of 0.

The Class B Ordinary Shares beneficially owned by the Reporting Person are held in the form of ADSs.

The percent of class beneficially owned by the Reporting Person was calculated assuming 1,193,470,441 Class B Ordinary Shares outstanding as of March 31, 2024, as reported in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 26, 2024, plus 113,821,610 Class B Ordinary Shares that were newly issued to HSBC Bank plc, a wholly-owned subsidiary of the Reporting Person, in the form of ADSs on December 6, 2024.

CUSIP No. 399909100	Schedule 13G	Page 3 of 4 Pages

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

HSBC Bank plc has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Ordinary Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Person. Such interests of the Issuer relate to more than 5 percent of the class of Class B Ordinary Shares. HSBC Bank plc is a wholly-owned subsidiary of the Reporting Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

HSBC Bank plc

INKA Internationale Kapitalanlagegesellschft mbH Dusseldorf

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2024

HSBC Holdings plc

By:	/s/ Hannah Ashdown
Name: Hannah Ashdown
Title: Company Secretary